Mail Stop 4-6

January 21, 2005

Mr. Michael Nouri
President and Chief Executive Officer
Smart Online, Inc.
2530 Meridian Parkway
Durham, North Carolina 27713

Re:	Smart Online, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	File No. 333-119385

Dear Mr. Nouri:

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Executive Compensation

1. Please update your executive compensation disclosure to include information in respect of fiscal year 2004. Please see See J.8B of the July 1997 CF Telephone Interpretations Manual for additional guidance.

Item 27. Exhibits.

2. We note that you have filed an executed opinion of counsel.
Please revise your exhibit list to reflect that an executed opinion of counsel rather than a form of such opinion has been filed.

Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, p. F-8

3. We note your supplemental response to prior comment number 13. Tell us why the period that revenue is recognized includes the implementation period. Indicate why revenue recognition does not start when the contract term begins (i.e., the one to two-year service period). It appears that during the implementation period most of the units of accounting have not been delivered or available until the term begins or implementation is completed. See SAB Topic
13(3)(A)(d).  Please advise.

4. We note your supplemental response to prior comment number 13. We note the SIL reseller agreement and revenue sharing agreements expire in March 2005 and December 2005, respectively. However, we note that revenue is recognized ratably through the end of 2004 based on your integration obligations instead of when the agreements expire. Tell us why recognized revenue through 2004 instead of 2005 is proper. In addition, tell us how your accounting complies with SAB Topic 13(A)(3)(f) Question 1, which states that "service revenue should be recognized on a straight-line basis...over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer." In this regard, tell us why you use the contractual term instead of the expected period. Further, we note that the reseller agreement and revenue sharing agreements automatically renew. Tell us whether you will receive an additional fee for the renewal period. If so, indicate whether the renewal is at a bargain. In this regard, tell us whether the original fee received should be allocated to this extended period of performance (i.e., over the expected life of the customer relationship). See SAB 104 footnote 39.

Note 8.  Stockholders` Deficit

5. We note your supplemental response to prior comment number 13. Your response indicates that you sold shares of common stock for $5.00 during August and September 2004. However, your schedule shows that you used a fair value of stock of $3.50 on grants to Advisory Board Members. In addition, explain why you are using $2.50 for the options reissued to consultants during those months instead of $5.00.
It appears that $5.00 should be used as the fair value of shares of common stock during those months. Please revise.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christopher White at (202) 942-8645, or
Stephen
Krikorian at (202) 942-2959, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile
	James F. Verdonik, Esq.
	Daniels Daniels & Verdonik, P.A.
	P.O. Drawer 12218
	Research Triangle Park, North Carolina 27709
	Telephone: (919) 544-5444
	Facsimile:  (919) 544-5920